FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Extraordinary General Shareholder’s Meeting” dated on July 28, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Extraordinary General Shareholders’ Meeting

July 28, 2003 (02 pages)

For more information, contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.com.br

(São Paulo, Brazil—July 28, 2003)—The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on August 14, 2003, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

I.	Modifications of the Company’s bylaws:

a)	Cancellation of 803,447,299 shares held in Treasury, of which 721,629,917 are common shares and 81,817,382 are preferred shares, originated from the reimbursements to dissident shareholders of the resolutions taken in the General Shareholders’ Meetings related to the incorporation of Companhia Telefônica da Borda do Campo – CTBC and CETERP – Centrais Telefônica de Ribeirão Preto S.A. by the Company, without reduction of the capital stock, since those reimbursements were charged to the capital reserve. Therefore, modify the article 5 of the Company’s bylaws to reflect the new shareholder structure.

b)	Create a new position in the Executive Board, the Vice Presidency of Financial Planning, thus being necessary to modify the wording of articles 20 and 23 of the Company’s bylaws related to the composition of the Executive Board and the attributions of its members, respectively.

II.	Approve the consolidated bylaws.

The Company informs the shareholders that this announcement substitutes and cancels the previous announcement that was published in the Official Gazette of the State of São Paulo on July 03, 04 and 05, 2003 and in the “Gazeta Mercantil” newspaper on July 03, 04 and 07, 2003 announcing the Extraordinary General Shareholder’s Meeting of August 05, 2003.

GENERAL INSTRUCTIONS

A)	The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 16th floor, São Paulo-SP, Secretaria Geral, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on August 12, 2003 at 11:00 hours;

B)	The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity no more than 96 (ninety six) hours before the date of the Meeting;

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C)	The relevant information regarding the agenda for discussion is available to all the shareholders in the aforementioned address and time schedule.

São Paulo, July 28, 2003

Fernando Xavier Ferreira

Chairman, Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: July 28, 2003.	By:	/S/ CHARLES E. ALLEN
		Name:	Charles E. Allen
		Title:	Investor Relations Director